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                                July 9, 2021

       Michael McConnell
       Chief Executive Officer
       EzFill Holdings, Inc.
       2125 Biscayne Blvd, #309
       Miami, FL 33137

                                                        Re: EzFill Holdings,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 28, 2021
                                                            File No. 333-256691

       Dear Mr. McConnell:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 25, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note that a 1:3.76 reverse stock split of your common stock will be effected prior to the closing of this
offering. Please confirm that although the split will be effected prior to the closing of the
offering, it will not be effected prior to effectiveness of your registration statement. Otherwise,
please revise your financial statements to reflect the reverse stock split in accordance
with ASC 260-10-55-12 and SAB Topic 4:C and have your
                                                        independent auditor
revise its report on page F-15 to reference the reverse stock split, and dual-date its opinion.
 Michael McConnell
FirstName   LastNameMichael McConnell
EzFill Holdings, Inc.
Comapany
July 9, 2021NameEzFill Holdings, Inc.
July 9,2 2021 Page 2
Page
FirstName LastName
        You may contact Tatanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services